November 11, 2009

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-4631
Attention:	Mr. Rufus Decker, Accounting Branch Chief
Ms. Nudrat Salik, Staff Accountant

Re:	Russ Berrie and Company, Inc. — now known as “Kid Brands, Inc.”
(the “Company”)
Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”)
Form 10-Q for the period ended March 31, 2009 (“Form 10-Q”)
File No. 1-8681
Ladies and Gentlemen:
The following addendum is in response to the Staff’s verbal request of November 10, 2009, and supplements our prior response, dated November 4, 2009, to Comment 2 of the Staff’s letter dated September 16, 2009.
Addendum to Company Response to Comment 2:
In future filings, we will include disclosure (including, to the extent appropriate, quantitative disclosure) with respect to any material changes to our inventory reserve.
Closing Comments:
We sincerely hope that our additional responses have addressed your comments on our 2008 Form 10-K and March 31, 2009 Form 10-Q. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review.
Sincerely yours,
/s/ Guy A. Paglinco
Vice President and Chief Financial Officer